

August 30, 2012

Via E-mail
Spencer M. Rascoff
Chief Executive Officer
Zillow, Inc.
1301 Second Ave., Floor 31
Seattle, WA 98101

> **Re:** **Zillow, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 2, 2012**
> **File No. 001-35237**

Dear Mr. Rascoff:

We have reviewed your letter dated August 23, 2012 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 20, 2012.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 38

1.   Your current MD&A disclosures attribute the increase in marketplace revenue to the increase in the number of subscribers, which you quantify, and an increase in the average price paid for Premier Agent subscriptions sold during the period, which you do not quantify. We understand from your response to prior comment 1 that subscription prices vary significantly across zip codes. However, it is unclear why that would preclude you from discussing, at a minimum, the percentage increase in the average price paid for

Premier Agent subscriptions. Further, to the extent that the average price paid per subscription is being impacted by sales in certain regions, it would seem that such information would also be meaningful to investors. Please explain further why you cannot quantify this information and tell us your consideration to include a discussion regarding how the various regions (zip codes) impact your results of operations. Lastly, please clarify whether management uses average price information in any form (either on a company-wide basis or by region) as a performance indicator in managing your business.

2.   We note from your disclosures on pages 39 and 41 that total marketplace revenue increased 238% from fiscal 2009 to 2010 and 219% from fiscal 2010 to 2011, which appears to indicate a decreasing trend in the overall growth for this revenue stream. However, based on the information provided in your response to comment 2, it appears that your Premier Agent subscription revenues have experienced an increasing trend in revenue growth. While we note that the company does not currently consider your Zillow Mortgage Marketplace revenues or the changes in such revenues to be a material revenue stream, to the extent that changes in such revenues are masking positive growth trends in your Premier Agent subscription revenues, it would seem that a separate discussion of these revenues streams would be meaningful to investors.   In addition, it is unclear how useful information regarding the number of subscribers to your Premier Agent program is without also disclosing the related revenues. Please explain.

Critical Accounting Policies and Estimates, page 47

3.   In your response to prior comment 5 you include a discussion of the changes you intend to make to your critical accounting policy disclosures in future filings as it relates to your accounting for goodwill and the recoverability of intangible assets with definite lives and other long-lived assets. Please note that our comment was not limited to these two policies. Please confirm that you will also revise your discussion of your other critical accounting policies and estimates pursuant to the guidance in SEC release 33-8350. In addition, with regards to the proposed revisions to your goodwill policy discussion, please consider expanding your disclosures further to include a more comprehensive discussion regarding the qualitative factors considered in assessing your goodwill for impairment.

You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief